

December 2, 2013

<u>Via E-mail</u>
Wayne L. Knabel
Chief Financial Officer
The Gorman-Rupp Company
600 South Airport Road
Mansfield, OH 44903

      Re: The Gorman-Rupp Company
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 4, 2013
              Form 10-Q for the Quarterly Period Ended September 30, 2013
              Filed October 28, 2013
              File No. 001-06747

Dear Mr. Knabel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Risk Factors, page 5</u>

1.   Please provide us your analysis of whether your operations create a material risk of claims under laws such as the Foreign Corrupt Practices Act.

Exhibit 13

Note A. Summary of Significant Accounting Policies, page 7

Revenue Recognition, page 8

2.   We see that you have revised your policy from the prior year. You disclose that revenue is *generally* recognized when the criteria discussed in SAB Topic 13.A are met and that this *normally* occurs upon shipment. Please quantify and describe for us the nature of your transactions which do not meet your general revenue recognition criteria or are not considered normal.

3.   In this regard, we note the disclosure in Note I on page 14 that you sell your products through a network of third-party and foreign distributors. Please summarize for us the significant terms of your agreements with these distributors, including discussion of any price protection or rights of return other than for warranty. Please tell us how the terms of these agreements impact your recognition of revenue.

Note G. Pensions and Other Post-retirement Benefits, page 11

4.   With respect to your settlements in 2011 and 2012, please explain how you accounted for and measured the settlements and why, citing the accounting literature you relied upon. Explain why you refer to the settlements as non-cash.

Note I. Business Segment Information, page 14

5.   In future filings please disclose the amount of revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so consistent with FASB ASC 280-10-50-40.

6.   In future filings please disclose the geographic information with respect to long-lived assets required by FASB ASC 280-10-50-41(b).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview and Outlook, page 15

7.   We note your mention of a "significant New Orleans flood control project" in the first paragraph of page 16. Please tell us whether this project, or any other significant contract, will generate margins that differ from your historically reported margins. Please also tell us about the material termination, cancellation or delay provisions of those agreements and whether the agreements are subject to material contingencies such as government funding.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

8.   Please tell us and clarify in future filings (1) the reasons for the changes in end markets materially affecting your results and (2) the material trends affecting your business in those markets.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kevin Kuhar, Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Ted Moskovitz at (202) 551-3689 or Russ Mancuso at (202) 551-3617 if you have questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

                                        Sincerely,

                                        /s/ Kate Tillan

                                        Martin James
                                        Senior Assistant Chief Accountant